SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 February, 2019

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

BP to support call for greater reporting re:Paris dated 01 February 2019 press release

1 February 2019

BP to support investor group's call for
greater reporting around Paris goals

●
BP Board to support resolution from Climate Action 100+ investors at AGM
●
Resolution calls for BP to describe how company strategy is consistent with Paris goals
●
Builds on BP's commitment to growing shareholder value while advancing energy transition
●
BP has also incorporated emissions reductions as a factor in employee reward

BP said today that it will support a call from a group of institutional investors for the company to broaden its corporate reporting to describe how its strategy is consistent with the goals of the Paris Agreement.

Investor participants of the Climate Action 100+ initiative have proposed a resolution to be put to shareholders at the company's annual general meeting in May 2019. Following constructive engagement between BP and the investors, the BP Board has decided to support the proposed resolution.

BP has supported the aim of the Paris Agreement, with its call to rapidly reduce greenhouse gas emissions in the context of sustainable development and eradicating poverty, since it was agreed in 2015.

In accordance with the proposed resolution BP will describe how its strategy is consistent with the Paris goals, as well as setting out a range of additional related reporting. Full details can be seen in the proposed resolution here. The process to formally submit the resolution is being finalised and BP intends to provide shareholders with a more detailed explanation of its support for the resolution in the notice of meeting ahead of the AGM.

Helge Lund, BP's chairman, said: "BP is committed to helping solve the dual challenge of providing more energy with fewer emissions. We are determined to advance the energy transition while also growing shareholder value. We believe our strategy is consistent with the Paris goals. The additional reporting specified in the resolution will build on BP's history of progressive action in this area. We welcome the constructive engagement with Climate Action 100+ and, after careful consideration, have decided to support this resolution."

Advancing BP's approach
BP's approach to the energy transition is grounded in the experience it has gained since it first called for action on the threat of climate change over 20 years ago. In 2017 it set out a strategy designed to grow shareholder value under a range of scenarios while also helping to meet the dual challenge of providing more energy with fewer emissions. Last year BP introduced the 'reduce-improve-create' framework, through which it intends to deliver its low carbon ambitions, including clear near-term targets for emissions from operations.

"This additional reporting will give investors better clarity about how BP can continue to deliver value through the energy transition in a way consistent with the Paris goals," Lund added. "We will be open and transparent about our ambitions and targets as well as our progress against them. We recognise that the trust of our shareholders, and society more widely, is essential to BP remaining an attractive and reliable long-term investment. And only by remaining a world-class investment can we most effectively play our part in advancing a low carbon future."

If the resolution is approved at the AGM, BP will introduce these changes into its reporting for 2019 onwards. BP and institutional investors supporting Climate Action 100+ will continue their dialogue and revisit the resolution every three to five years, to allow the company and its shareholders to take account of the experience gained and changes in circumstances.

Emissions reductions included in employee reward worldwide
Separately, BP today also announced that greenhouse gas (GHG) emissions reductions have now been included as a factor in the reward of 36,000 employees across the Group and around the world, including executive directors.

In 2018 BP introduced a target to achieve 3.5 million tonnes of sustainable GHG emissions reductions in its operations worldwide by 2025. Progress towards this target has now been incorporated into the assessment of the Group's performance that is a factor in determining annual bonuses for BP staff worldwide. This will apply to the assessment of BP's performance in 2019.

"Meeting the world's growing demands for energy while also greatly reducing emissions will require more than rapidly growing renewables - all forms of energy must be made cleaner, better and kinder to the planet. This is why our people are already in action across BP, seeking opportunities to reduce our emissions, improve our products and create new low carbon businesses," said Bob Dudley, BP group chief executive.

"Building an emissions reduction target into the reward of people throughout BP further underlines the importance we place on this work. We expect it will catalyse even more ideas and activity and support BP playing our part in addressing the dual challenge."

BP does not support other resolution
BP also confirmed today that it has received a shareholder resolution for its AGM, submitted by shareholders organised by the group Follow This. After consideration, the BP Board has decided not to support this resolution. The Board will provide its response in the notice of meeting.

Notes to editors:

●
The proposed resolution, which has yet to be formally submitted to BP and is subject to qualifying shareholder support, requires BP to describe its strategy which the Board considers is consistent with the goals of Articles 2.1(a) and 4.1 of the Paris Agreement.

●	Climate Action 100+ is an initiative representing more than 300 investors with over $32 trillion in assets under management, including some of BP's largest investors.
●	A press release from the Climate Action 100+ investors can be seen at:
http://www.iigcc.org/press/press-release/leading-investors-welcome-bp-backing-of-shareholder-resolution-on-climate-c.
●	The full proposed resolution and the proposers' supporting statement can be seen at:
http://www.iigcc.org/files/publication-files/BP_Climate_Action_100%2B_shareholder_resolution__supporting_statement.pdf
●	Further details on BP's strategy can be seen here: https://www.bp.com/en/global/corporate/what-we-do/our-strategy.html
●	Further details on 'Advancing the energy transition' - BP's approach to delivering its low carbon ambitions and the targets it has set, can be seen here:
https://www.bp.com/en/global/corporate/sustainability/climate-change.html
●	BP is a member of the Oil and Gas Climate Initiative (OGCI) which also supports the Paris Agreement. Further information can be seen here: https://oilandgasclimateinitiative.com/

Further information:
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Cautionary statement:
This document contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to the ambitions, aims, targets and intentions of BP - as well as statements related to the energy transition. Forward-looking statements involve risk and uncertainty because they relate to events and may depend on circumstances that will or may occur in the future and are outside of the control of BP. Actual results or outcomes may differ from those expressed in such statements, depending on a variety of factors including those set out under "Principal risks and uncertainties" in our second quarter and half year 2018 group results for the period ended 30 June 2018 and "Risk factors" in BP Annual Report and Form 20-F 2017 as filed with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 February 2019
/s/ J. BERTELSEN
------------------------
J. BERTELSEN
Company Secretary